Exhibit 99.1

Titan Medical Announces Hardware Design Freeze for its Single-port Robotic Surgery System

TORONTO--(BUSINESS WIRE)--April 30, 2019--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in single-port minimally invasive surgery (“MIS”), announces it has achieved hardware design freeze for its single-port robotic surgery system. This design freeze is the culmination of engineering work based on product feedback gathered from extensive preclinical feasibility studies at three Centers of Excellence and ongoing Formative Human Factors studies.

Hardware design freeze is an essential milestone in the system design process as it allows Titan to complete various design verification and validation activities such as preclinical studies conducted under Good Laboratory Practices (“GLP”) and Summative Human Factors studies, in preparation for submitting an Investigational Device Exemption (“IDE”) to the U.S. Food and Drug Administration (“FDA”) for human confirmatory studies. The assembly of systems for the GLP studies is well underway, and Titan has begun procuring hardware for the production of systems for the IDE studies.

“Design freeze is a significant achievement for us, and we are delighted to reach this important inflection point within our stated timeframe,” said David McNally, Chief Executive Officer of Titan Medical. “Thanks to the tremendous effort by our development team including our product development partners and valuable feedback by our surgeon KOLs, we now have what we consider to be a world-class, differentiated surgical robot. We look forward to conducting GLP and IDE studies this year, as we continue on track to file by year-end 2019 our 510(k) application with the FDA and our technical file for the CE mark in Europe.”

The Company notes that software integration and advanced Graphical User Interface features will continue to be implemented on a rolling basis.

About Titan Medical

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing the SPORT Surgical System, a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends initially to pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-looking statements of Titan medical Inc.

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2019 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

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Kim Sutton Golodetz
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Bruce Voss
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